Exhibit 99.3

Satellos Announces Launch of Public Offering in Canada and the United States and Filing of Application to List on Nasdaq

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS ON SEDAR+

TORONTO, February 5, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (TSX: MSCL, OTCQB: MSCLF) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced the filing of a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated October 29, 2025 (the “Base Prospectus”), in connection with a proposed public offering of its common shares (or pre-funded warrants to purchase common shares in lieu thereof) (the “Offering”), and the filing of an application to list its common shares on the Nasdaq Global Market (“Nasdaq”) in the United States under the ticker “MSLE.” Trading of the Company’s common shares is expected to commence on Nasdaq following the pricing of the Offering. The Supplement was filed with each of the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as it may be amended from time to time (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering to fund ongoing research and development activities, working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies), as set out in the Supplement.

The Company also expects to grant to the underwriters a 30-day option to purchase up to an additional 15% of the number of common shares (and pre-funded warrants to purchase common shares in lieu thereof) offered in the Offering. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including any required approvals from the Toronto Stock Exchange and Nasdaq.

Leerink Partners, Guggenheim Securities and Oppenheimer & Co. are acting as joint-book running managers for the Offering. Bloom Burton is acting as co-manager for the Offering.

The Registration Statement relating to the common shares has been filed with the SEC and automatically became effective upon filing. The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. Access to the Base Prospectus, the Supplement, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Prospectus is, and the Supplement will be (within two business days of the date hereof), accessible on SEDAR+ at www.sedar.com and on EDGAR at www.sec.gov. Electronic or paper copies of the Supplement (when filed) and accompanying Base Prospectus, and any amendment to the documents may also be obtained, without charge, from the Company, by telephone at (647) 660-1780 or by email at ir@satellos.com or you may request them from: Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, New York 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com. Prospective investors should read the Supplement (when filed) and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC and on SEDAR+.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the Offering, the intended listing of Satellos’ common shares on the Nasdaq, the granting of the over-allotment option and the anticipated use of proceeds from the Offering. Completion of the Offering and the intended listing of Satellos’ common shares on the Nasdaq are subject to numerous factors, many of which are beyond Satellos’ control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, the failure of Satellos to satisfy certain listing requirements and other important factors disclosed previously and from time to time in Satellos’ filings with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements, Satellos believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Satellos is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com